UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2025

Commission File Number: 001-39880

LUXEXPERIENCE B.V.

(formerly MYT Netherlands Parent B.V.)
(Exact name of registrant as specified in its charter)

Einsteinring 9

85609 Aschheim/Munich

Germany

+49 89 127695-614

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

On September 25, 2025, LuxExperience B.V. issued a press release announcing its preliminary financial results for the fourth fiscal quarter and year ended June 30, 2025. A conference call to discuss its results is expected to follow at 8:00 a.m. Eastern Time that same day.

A copy of the press release is furnished herewith as Exhibit 99.1.

Exhibit No.	Description

99.1	Q4, FY 2025 Earnings Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LuxExperience B.V.

By:	/s/ Martin Beer
Name:	Dr. Martin Beer
Title:	Chief Financial Officer

Date: September 25, 2025